Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies Announces A Significant High-Speed Rail Signaling System Contract Win valued at US $14.72 Million

BEIJING, June 24, 2013 /PRNewswire/ — Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that it signed a contract to provide its ground-based high-speed rail signaling system to Datong-Xi'an high-speed rail line Yuanping-Xi'an section ("this section") with a designed traveling speed of 250 km/h and a total length of 678.44 km. The contract is valued at approximately US $14.72 million or RMB 90.99 million.

Pursuant to the terms of the contract, Hollysys will supply its ground-based high-speed rail signaling system, including Train Control Center (TCC), Line-side Electronic Units (LEU), Temporary Speed Restriction Server (TSRS) and other auxiliary equipments, which are expected to be delivered and installed by July 2014.

This section will start from Yuanping city, and then go through Xinzhou, Taiyuan, Linfen and Yuncheng cities and arrive in Xi'an city with 21 stations along the route. Datong-Xi'an high-speed rail line connects Datong city and Xi'an city with a total length of 859 kilometers. Upon its operation, it will shorten the travel time from 16 hours to 4 hours between the two cities.

Dr. Changli Wang, Chairman and CEO of Hollysys, commented: "We are very pleased of winning this contract to supply our ground-based high-speed rail signaling system to Datong-Xi'an line Yuanping-Xi'an section, which is again a demonstration of our key market position in China's high-speed rail build out. We believe that there will be continuous development of high-speed rail and subway network across China, given China's specific conditions and according to China's 12th Five-year Plan. With our solid market position, industry leading technology and well-reputed track records, Hollysys will continue to penetrate and take our fair share in both rail and subway sectors, and create value for our shareholders.

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear conventional island automation and control system and other products.

Hollysys Automation Technologies, Ltd.	Page 2
June 24, 2013

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386
investors@hollysys.com